Exhibit 99.3

May 5, 2021

To:	Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Manitoba Securities Commission

We have read the statements made by Skylight Health Group Inc. in the change of auditor notice dated May 4, 2021, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements concerning PricewaterhouseCoopers LLP in the change of auditor notice dated May 4, 2021.

Yours very truly,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Chartered Professional Accountants

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.